BLUE OWL REAL ESTATE NET LEASE TRUST
30 N. LaSalle St., Suite 4140
Chicago, IL 60602

November 18, 2024

VIA EDGAR

Re:     Blue Owl Real Estate Net Lease Trust
Form 10-K for the year ended December 31, 2023
File No. 000-56536

Mr. Eric McPhee
Mr. Wilson Lee
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mr. McPhee and Mr. Wilson:

This letter sets forth the response of Blue Owl Real Estate Net Lease Trust (the “Company”) to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated November 7, 2024 with respect to the Form 10-K for the year ended December 31, 2023 filed by the Company on March 18, 2024 (SEC File No. 000-56536) (the “Form 10-K”). To assist your review, we have retyped the text of the Staff’s comment in italics below. Unless otherwise defined below, terms defined in the Form 10-K and used below shall have the meanings given to them in the Form 10-K.

Form 10-K for the year ended December 31, 2023

6. DST Program, page F-25

Please elaborate on your accounting for sales of interests in DSTs holding DST properties. Your response should identify any GAAP literature relied upon and address, but not be limited to, the following:

•Please tell us how you account for payments made under the master lease to the DST.
•We note that you are accounting for the sale of interests as failed-sale leaseback transactions due to the fair market value purchase option retained by NLT OP. Please tell us how that accounting will be impacted by the expiration of the purchase option.
•Please tell us how your accounting will be impacted if you determine it is probable that you will exercise you FMV Buyback Option with regards to the interests in a given DST.

Response

Accounting for Sale of DST Interests

The Company respectfully acknowledges the Staff’s comment and has further elaborated on the accounting for sales of interests in Delaware Statutory Trusts (“DSTs”) below.

The Company, through Blue Owl NLT Operating Partnership LP (“NLT OP”), has a DST program which provides the Company an additional channel to raise capital. The DST program allows the Company to sell or contribute real estate to specific DSTs that fund the purchase through the issuance of beneficial interests to third parties.

Under the DST program, NLT OP controlled real estate is transferred to separate DSTs and leased back by a wholly owned subsidiary of NLT OP in accordance with corresponding master lease agreements. NLT OP will have the right, but not the obligation, to acquire the beneficial interest in the applicable DST from the beneficial owners for any portion of the real estate held by the DST, in each case, in exchange for cash or units of NLT OP (“OP Units”), at a purchase price equal to the fair market value of the beneficial owner’s interest in one or more of the DST properties (the “FMV Buyback Option”). The FMV Buyback Option is generally exercisable for a period beginning at a defined time period after the sale of the last interest in a given DST offering.

The transaction is structured as a sale of the properties from NLT OP to the DST with a leaseback of the properties back to NLT OP. If the Company controls the property before it is transferred to the DST, the Company accounts for the transaction as a sale leaseback transaction in accordance with ASC 842-40. The first step is to determine if control of the property has been transferred. ASC 842-40-25-3 states that the existence of a purchase option precludes sale treatment unless the option meets specific criteria. To meet the criteria, alternative assets that are substantially the same as the transferred assets must be readily available in the marketplace. Financial Accounting Standards Board ASU 2016-02.BC352(c), states that no two real estate assets are ‘substantially the same’. Therefore, a repurchase option for a real estate asset will never meet the criterion for there to be alternative assets that are substantially the same as the real estate asset readily available in the marketplace, regardless of strike price, and will result in a failed sale/purchase in a sale leaseback transaction. Accordingly, the Company has recognized the DST transactions as failed sale leasebacks due to the existence of the FMV Buyback Option.

In accordance with ASC 842-40-25-5, if the transfer of the asset is not a sale in accordance with paragraphs ASC 842-40-25-1 through 25-3, the seller-lessee shall not derecognize the transferred asset and shall account for any amounts received as a financial obligation in accordance with other Topics. Due to the failed sale leaseback, the property is not derecognized by the Company and the proceeds received from the sale of the DST beneficial interests are accounted for as a financial obligation. This financial obligation is not a lease liability as the Company continues to recognize the properties and therefore, there is no lease for accounting purposes. Since the financial obligation is not recognized under lease accounting, the scope exception in ASC 825-10-15(d) for financial obligation recognized under leases as defined in Subtopic 842-10 does not apply. As the financial liability does not meet any of the other scope exceptions mentioned in ASC 825-10-15-5, the Company may elect the fair value option.

The Company applies the fair value option for each financial obligation recognized as DST beneficial interests are sold. Thus, the election is occurring on an instrument-by-instrument basis. Accordingly, to reflect the financial obligation at the fair value of the underlying properties, the financial obligation is marked to market each reporting period to align the recorded obligation of the Company to the value or obligation amount at each reporting period.

For each failed sale leaseback transaction with a DST, the financial obligation will be increased each time the Company sells a beneficial interest in the DST. It will also increase or decrease by fair market value adjustments each reporting period and will be reduced when distributions to DST holders occur.

When the fair value option is elected for this financial obligation, the Company subsequently measures the instrument at fair value and separately presents the changes in fair value resulting from instrument-specific credit risk, if any, in other comprehensive income. The impact of changes in fair value other than those related to instrument specific credit risk are recorded in earnings, which represents a debit or credit entry, with the offset recorded as an adjustment to the financial obligation each reporting period.

Payments Made Under the Master Lease to the DST

The fixed payments paid to the DST pursuant to the master lease are included in the expenses of the Company. Under the master lease, the Company is required to make fixed payments to the DST regardless of whether the properties’ cash flows are sufficient to cover the payment. Accordingly, a holder of the DST's beneficial interest receives a fixed payment from the Company and the potential for capital appreciation through the FMV Buyback Option. In exchange for these payments, the Company is entitled to receive the operating cash flows from the properties. The Company retains the properties on its books due to the failed sale-leaseback and thus it also recognizes the operations of the properties including rental revenue from the tenants and property operating expenses, in addition to the master lease payment expense.

Purchase Option Expiration

If the FMV Buyback Option expires unexercised, the Company would re-evaluate the existing failed sale leaseback conclusions under ASC 842, determine whether a successful sale leaseback occurs at this time and re-evaluate the lease classification in accordance with ASC 842-10-25-1. While this event has not happened during the short history of the Company’s DST program, the Company expects that control of the property would transfer to the DST interest holders. Therefore, the real property and the financial obligation would be derecognized from the Company’s balance sheet and the Company would recognize a gain or loss, as applicable. The Company expects that the master lease would be classified as an operating lease, and as such, the Company would record a right-of-use asset and lease liability based on the guidance in ASC 842-40-25-1 and ASC 842-40-30-1. The establishment of these assets and liabilities under ASC 842 would preclude any future accounting under a fair value election at that time.

Probability Assessment and Exercise of the FMV Buyback Option

The FMV Buyback Option is deemed probable of occurrence immediately due to the nature of the DST intent and structure. Accordingly, a probable outcome has already been considered when applying the accounting recognition and measurement described. As mentioned above, as the fair value option has been elected and the financial obligation is marked to market each reporting period, the recorded obligation of the Company is aligned to the fair value or obligation at each reporting period, which will equate to the fair value of the DST Property when the FMV Buyback Option is exercised. While this event has not occurred in the short history of the Company’s DST program, the determination that a repurchase option is no longer probable is not expected to impact the recognition or measurement of the accounting model outlined herein.

As the FMV Buyback Option is exercised, the financial obligation is settled and is derecognized on the Company’s balance sheet. Upon exercise, management would record the final mark to market adjustment to reflect the financial obligation at the fair value of the underlying properties at the date of exercise, and realize a gain or loss, as applicable.

* * * * * * *

If you should have any questions regarding the items discussed in this response letter, please contact me at kevin.halleran@blueowl.com, or, in my absence, Lauren Hamilton, the Company’s Chief Accounting Officer at lauren.hamilton@blueowl.com.
Very truly yours,

/s/ Kevin Halleran
Chief Financial Officer

cc:    Simpson Thacher & Bartlett LLP
Benjamin Wells
Katharine Thompson